SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                 (623) 269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                      Jerry Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                   (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                               PF and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power      1,287,498*
SHARES                     _________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY                   _________________________________________
EACH                       (9)      Sole Dispositive Power 1,287,498*
REPORTING                  _________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,287,498
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                24.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------

-------------------------
*As to 1,089,498 Shares, together with wife, Vickie Moyes, as trustees.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                      SME Steel Contractors, Inc.
I.R.S. Identification Nos. of Above Persons (entities only)           87-0495960
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                     (a)[ ]
     (See Instructions)                                                   (b)[ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions)                                      WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                   Utah
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power       300,000
SHARES                     ________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY                   ________________________________________
EACH                       (9)      Sole Dispositive Power  300,000
REPORTING                  ________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       300,000
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                 5.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
       The Jerry and Vickie Moyes Family Trust Dated 12/11/87
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                     (a)[ ]
     (See Instructions)                                                   (b)[ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power      1,089,498
SHARES                     _________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY                   _________________________________________
EACH                       (9)      Sole Dispositive Power 1,089,498
REPORTING                  _________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,089,498
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                20.9% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Vickie Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                     (a)[ ]
     (See Instructions)                                                   (b)[ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power      1,089,498**
SHARES                     _________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY                   _________________________________________
EACH                       (9)      Sole Dispositive Power 1,089,498**
REPORTING                  _________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,089,498
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                20.9% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------

-----------------------
**Together with husband, Jerry Moyes, as trustees.

                                  SCHEDULE 13D

     This Amendment No. 8 to Schedule 13D hereby amends the Schedule 13D dated August 26, 1999, filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999, Amendment No. 2 dated November 19, 1999, Amendment No. 3 dated May 23, 2000, Amendment No. 4 dated June 30, 2000, Amendment No. 5 dated July 10, 2000, Amendment No. 6 dated July 13, 2000, and Amendment No. 7 dated July 21, 2000 (the "Schedule 13D"). Amendment No. 2 added two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87, and Vickie Moyes (the "New Filers"; the Original Filers and the New Filers, together, the "Filing Persons"). This Amendment No. 8 further amends the Schedule 13D as described below.

ITEM 1.  SECURITY AND ISSUER

         Class A Common Stock, par value $0.01 (the "Shares")
         Simon Transportation Services Inc. (the "Issuer")
         5175 West 2100 South
         West Valley City, Utah  84120-1252

ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) SME Steel Contractors, Inc. is a Utah corporation, which is wholly owned by SME Industries, Inc., a Nevada coporation (collectively, "SME"). The principal business of SME is steel fabrication and erection. The address of its principal business and principal office is 5955 West Wells Park Road, West Jordan, Utah 84088.

     (2) The Jerry & Vickie Moyes Family Trust Dated 12/11/87 (the "Trust") is a grantor trust. The principal business of the Trust is to invest the Trust's funds for the benefit of the Trust's beneficiaries. The address of the Trust's principal office is 2200 South 75th Avenue, Phoenix, Arizona 85043. Jerry Moyes and his wife, Vickie Moyes, are grantors, trustees, and beneficiaries of the Trust.

     (3) Jerry Moyes is a citizen of the United States of America, and his business address is 2200 South 75th Avenue, Phoenix, Arizona 85043. His present principal employment is as president of Swift Transportation Co., Inc.

     (4) Vickie Moyes is a citizen of the United States of America, and her address is 2200 South 75th Avenue, Phoenix, Arizona 85043. Her present principal employment is as a homemaker.

     During the last five years, none of the Filing Persons and no director or executive officer of SME, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Jerry Moyes used personal funds to purchase 198,000 Shares in the open market at prices ranging from $4.5625 to $7.0312 per share for an aggregate purchase price of $1,089,498. The Trust used trust income to purchase 1,073,698 Shares in the open market at prices ranging from $4.00 to $7.0885 per share for an aggregate purchase price of $6,687,022.65 and sold 40,000 Shares at prices ranging from $4.875 to $5.4159 for an aggregate sales price of $202,284. SME Steel Contractors, Inc., a Utah corporation ("SME-Utah"), used its working capital to purchase an additional 300,000 Shares in the open market at prices ranging from $4.125 to $4.9572 per share for an aggregate purchase price of $1,335,934. SME-Utah is a wholly owned subsidiary of SME Industries, Inc., a Nevada corporation ("SME-Nevada"). Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

ITEM 4.  PURPOSE OF TRANSACTION

     The Filing Persons hold their beneficial interests in the Shares for investment purposes. Although the Filing Persons do not have any specific plans with respect to their ownership interest in the Issuer or the timing of any increase in such ownership interest, they do intend to increase their stake in the Issuer. The Filing persons have informed the Issuer's management of their recent purchases of the Shares and in the course of discussions with the Issuer's management have indicated a willingness to purchase some or all of the Shares controlled by the Issuer's management, if the Issuer's management wishes to sell such Shares. If the Filing Persons acquire the Shares controlled by Issuer's management, they may engage in other transactions to acquire a controlling interest in the Issuer. In addition, as part of the review of their investments in the Shares, the Filing Persons may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that the Filing Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives that the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

     Except as set forth above, the Filing Persons have no plans nor proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number and percentage of Shares to which this Schedule 13D relates is 1,587,498 Shares, representing 30.6% of the 5,196,358 Shares outstanding as reflected in the Issuer's most recently filed Form 10-Q for the period ended March 31, 2000. Jerry Moyes is the direct and beneficial owner of 198,000 Shares. The Trust is the direct and beneficial owner of an additional 1,089,498 Shares. As grantors, trustees, and beneficiaries of the Trust, Mr. Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in rule 13d-3 promulgated under the Exchange Act) the Shares owned by the Trust. SME-Utah is the direct beneficial owner of an additional 300,000 Shares. Because Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Mr. Moyes may also be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) a portion of the 300,000 Shares owned by SME-Utah. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

     Schedule A hereto describes transactions in the Shares effected during the 60 days preceding and including August 3, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 3, 2000
                                     (Date)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Vickie Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

              The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Vickie Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                           SME Steel Contractors, Inc.

                             By: /s/ Earl H. Scudder
                  Earl H. Scudder on behalf of Gordon Holladay,
             Secretary and Treasurer of SME Steel Contractors, Inc.
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                                                                      Schedule A

     The following table sets forth certain information concerning the Shares purchased by Jerry Moyes, the Trust, and SME-Utah during the 60 days preceding and including August 3, 2000. All purchases were made through brokerage transactions on the NASDAQ National Market.


                                                                                        Approximate
                                                                                        Average Purchase
                                                                       Amount of        Price Per Share
Identity                                                               Securities       (Exclusive of
of Person                                   Date of Transaction        involved         Commission)
---------                                   -------------------        --------         --------------
Jerry Moyes                                 July 11, 2000              100,000          $  5.0625
                                            August 1, 2000              37,500          $  7.0312

Jerry & Vickie Moyes
Family Trust Dated 12/11/87                 July 5, 2000                 40,000         $  5.4375
                                            July 6, 2000                 40,000         $  5.5625
                                            July 6, 2000                (10,000)        $  5.4159
                                            July 7, 2000                201,200         $  5.1875
                                            July 17, 2000                 2,500         $  5.5625
                                            July 18, 2000                17,503         $  6.0625
                                            July 18, 2000                18,510         $  5.9529
                                            July 18, 2000                 6,000         $  6.0625
                                            July 19, 2000                20,825         $  6.2654
                                            July 20, 2000                15,310         $  6.5782
                                            July 20, 2000                17,400         $  6.8125
                                            July 26, 2000                13,500         $  6.13
                                            July 27, 2000                14,000         $  6.25
                                            August 1, 2000              379,800         $  7.0625
                                            August 3, 2000               15,800         $  7.0885

SME-Utah                                                               NONE
